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                             June 12, 2023

       Daniel Nelson
       Chief Executive Officer
       Signing Day Sports, Inc.
       8355 E Hartford Dr. Suite 100
       Scottsdale, AZ 85255

                                                        Re: Signing Day Sports,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2023
                                                            File No. 333-271951

       Dear Daniel Nelson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 15, 2023

       Prospectus Summary
       Overview, page 1

   1. Please update your disclosure to reflect the status of your planned men's and women's soccer platform
expansion.
       Dilution, page 42

   2. Please revise to include the 13,375 shares of common stock to be issued as vendor shares at the completion of
the initial public offering in the Dilution Section. Also, include the amount and impact of
the underwriter's registration rights that were    informally    deferred
                                                        in the Dilution section
or advise why this is not required. Refer to Item 506 of Regulation
                                                        S-K.
 Daniel Nelson
Signing Day Sports, Inc.
June 12, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44

3. On page 48 you state that 77% decrease in revenue was "due to an increase in the proportion of customers using our technology platform under a free trial arrangement."
         To provide readers with an understanding of your business, please expand your MD&A discussion to provide statistical data regarding customers that pay versus customers that use your platform under a free trial arrangement. Provide this type of statistical data for all periods presented. We refer to guidance in Item 303 of Regulation S-K.
Liquidity and Capital Resources, page 50

4. We note that you do not discuss 8% Unsecured Promissory Notes issued in March, April, and May 2023 in the liquidity section of your MD&A. Please update your liquidity section to discuss all debt instruments entered into up to the date of the filing.
Liquidity and Capital Resources
Going Concern, page 50

5. You state in this section that management expects to have the required funds in order to continue to operate as a going concern in the coming year from the initial public offering.
         However, in the prior section, you state that your current levels of cash, with or without the proceeds from the initial public offering, will be sufficient to meet your anticipated cash needs. Please reconcile your disclosure for consistency.

Payment Terms, page 54

6. Please disclose how many users pay monthly and annually for your platform as well as the types of paid memberships these users have (i.e., premium, PRO+, group etc.). Also, disclose any known trends or uncertainties pertaining to subscriptions and renewals that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales, revenues, or income from continuing operations. Refer to Item
         303(b).
General
FirstName LastNameDaniel Nelson
Comapany
7.         NameSigning
       Please update yourDay   Sports,
                          filing       Inc. interim financial statements for
the three months
                                 to include
       ended
June 12, 2023March
              Page 231, 2023.
FirstName LastName
 Daniel Nelson
FirstName  LastNameDaniel Nelson
Signing Day Sports, Inc.
Comapany
June       NameSigning Day Sports, Inc.
     12, 2023
June 12,
Page 3 2023 Page 3
FirstName LastName
       You may contact Senior Staff Accountant, Inessa Kessman, at 202-551-3371 or
Accounting Branch Chief, Robert Littlepage, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Staff Attorney, Charli
Gibbs-Tabler, at 202-551-6388 or Staff Attorney, Matthew Crispino, at 202-551-3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Louis Bevilacqua